Exhibit 99.1

.

TASEKO REPORTS IMPROVED PRODUCTION AND $34 MILLION OF ADJUSTED EBITDA* FOR THIRD QUARTER 2022

This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko’s 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production and sales volumes stated in this release are on a 100% basis unless otherwise indicated.

November 3, 2022, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) ("Taseko" or the "Company") reports Adjusted EBITDA* of $34.0 million and Adjusted net income* of $4.5 million, or $0.02 per share for the third quarter 2022. Cash flows provided by operations was $12.1 million and Earnings from mining operations before depletion* was $18.6 million.

Stuart McDonald, President and CEO of Taseko, stated, “Strong financial performance in the third quarter was driven by a nearly 40% increase in copper production at Gibraltar. Head grades and copper production have continued to improve as mining advances deeper into the Gibraltar pit. Higher throughput due to the softer ore in the new pit also benefited production with average daily mill throughput of 89,400 tons in the third quarter. This was the highest quarterly mill throughput at Gibraltar since the expansion ten years ago, and we continue to see the potential for further increases. Combined with higher grades, production in the quarter was 28.3 million pounds of copper and 324 thousand pounds of molybdenum. For the fourth quarter, we anticipate approximately a 10% increase in production, and more stable production levels in the coming quarters.”

“Our unit operating costs declined by 22% quarter-over-quarter, as result of increased production and lower site spending. But operating costs are still being impacted by diesel prices which are ~55% higher than in 2021. During the third quarter, we purchased diesel call options which will protect the Company from further diesel price escalation through June 2023,” added Mr. McDonald.

“The average realized copper price for the period was US$3.48 per pound and was supported by our pricing and hedging strategy. We realized proceeds of $18.6 million in the quarter from copper put options, and going forward, we have protected a substantial portion of future sales at a minimum price of US$3.75 per pound through June 2023. Given that we expect Florence construction to be underway next year, we are looking for a market opportunity to extend our put position into the second half of 2023,” continued Mr. McDonald.

“At our Florence Copper Project, we made important steps towards completion of the review process for the Underground Injection Control (“UIC”) permit. The US Environmental Protection Agency (“EPA”) issued the draft UIC permit in August and the subsequent public comment period and public hearing confirmed overwhelming support for the project from residents of the town of Florence and surrounding areas. We’re confident that all submitted comments will be fully addressed by the EPA, and we look forward to receiving the final UIC permit and getting started on construction of the commercial production facility. Deliveries of major components for the SX-EW plant and other long-lead items continued through the third quarter and should be complete by year-end.” continued Mr. McDonald.

*Non-GAAP performance measure. See end of news release

Third Quarter Review

•	Third quarter Adjusted EBITDA* was $34.0 million, earnings from mining operations before depletion and amortization* was $18.6 million, and Adjusted net income* was $4.5 million ($0.02 per share);
•	On September 29, 2022, the EPA concluded its 45-day public comment period for the draft Underground Injection Control permit for Florence Copper. The project received overwhelming support from business organizations, community leaders and state-wide organizations in written submissions and as voiced at the public hearing;
•	Gibraltar produced 28.3 million pounds of copper for the quarter. Head grades improved over the first half of the year to 0.22% but were still impacted by higher than normal mining dilution;
•	Mill throughput exceeded nameplate capacity at an average rate of 89,400 tons per day in the quarter due to the softer ore from the Gibraltar pit. Copper recoveries were 77.1% for the quarter and were primarily impacted by the lower head grade;
•	Total site costs* in the third quarter decreased from the previous quarters of 2022 but remained elevated compared to 2021 primarily due to higher diesel prices;
•	Gibraltar sold 26.7 million pounds of copper in the quarter (100% basis) at an average realized copper price of US$3.48 per pound;
•	GAAP net loss was $23.5 million ($0.08 loss per share) and reflected unrealized foreign exchange losses of $28.1 million on the translation of the Company’s US dollar denominated debt;
•	Cash flow from operations was $12.1 million which did not include $18.6 million in cash proceeds realized from copper put option contracts in the quarter;
•	The Company has copper collar contracts in place to protect a minimum copper price of US$3.75 per pound until mid-2023. The Company also has 18 million litres of fuel call options in place to provide a ceiling cost for its share of diesel over the same period;
•	Development costs incurred for Florence Copper were $27.3 million in the quarter and included further payments for the major processing equipment being delivered for the SX/EW plant, other pre-construction activities and ongoing site costs; and
•	The Company had a cash balance of $142 million and has approximately $210 million of available liquidity at September 30, 2022, including its undrawn US$50 million revolving credit facility.

*Non-GAAP performance measure. See end of news release

HIGHLIGHTS

Operating Data (Gibraltar - 100% basis)	Three months ended September 30,			Nine months ended September 30,
	2022	2021	Change	2022	2021	Change
Tons mined (millions)	23.2	25.2	(2.0)	65.7	82.1	(16.4)
Tons milled (millions)	8.2	7.4	0.8	23.0	21.9	1.1
Production (million pounds Cu)	28.3	34.5	(6.2)	70.3	83.5	(13.2)
Sales (million pounds Cu)	26.7	32.4	(5.7)	75.8	81.1	(5.3)

Financial Data	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands, except for per share amounts)	2022	2021	Change	2022	2021	Change
Revenues	89,714	132,563	(42,849)	290,991	330,306	(39,315)
Earnings from mining operations before depletion and amortization*	18,570	83,681	(65,111)	68,564	168,476	(99,912)
Cash flows provided by operations	12,115	68,319	(56,204)	82,212	137,538	(55,326)
Adjusted EBITDA*	34,031	76,291	(42,260)	73,854	147,745	(73,891)
Adjusted net income (loss)*	4,513	27,020	(22,507)	(5,423)	31,433	(36,856)
Per share - basic (“adjusted EPS”)*	0.02	0.10	(0.08)	(0.02)	0.11	(0.13)
Net income (loss) (GAAP)	(23,517)	22,485	(46,002)	(23,696)	24,710	(48,406)

*Non-GAAP performance measure. See end of news release

REVIEW OF OPERATIONS

Gibraltar mine (75% Owned)

Operating data (100% basis)	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021
Tons mined (millions)	23.2	22.3	20.3	23.3	25.2
Tons milled (millions)	8.2	7.7	7.0	7.4	7.4
Strip ratio	1.5	2.8	2.6	2.2	1.3
Site operating cost per ton milled (Cdn$)*	$11.33	$11.13	$11.33	$9.94	$8.99
Copper concentrate
Head grade (%)	0.22	0.17	0.19	0.24	0.28
Copper recovery (%)	77.1	77.3	80.2	80.4	84.2
Production (million pounds Cu)	28.3	20.7	21.4	28.8	34.5
Sales (million pounds Cu)	26.7	21.7	27.4	23.8	32.4
Inventory (million pounds Cu)	4.2	2.7	4.0	9.9	4.9
Molybdenum concentrate
Production (thousand pounds Mo)	324	199	236	450	571
Sales (thousand pounds Mo)	289	210	229	491	502
Per unit data (US$ per pound produced)*
Site operating costs*	$2.52	$3.25	$2.95	$2.02	$1.53
By-product credits*	(0.15)	(0.15)	(0.18)	(0.30)	(0.25)
Site operating costs, net of by-product credits*	$2.37	$3.10	$2.77	$1.72	$1.28
Off-property costs	0.35	0.37	0.36	0.22	0.29
Total operating costs (C1)*	$2.72	$3.47	$3.13	$1.94	$1.57

Third Quarter Review

Gibraltar produced 28.3 million pounds of copper for the quarter, a 37% increase over the second quarter. Head grades improved over the first half of the year to 0.22% but still were impacted by higher than normal mining dilution. Grades are expected to continue improving into the fourth quarter as mining advances deeper into the Gibraltar pit, and a number of initiatives are underway to reduce the above normal mining dilution being experienced in this pit.

Mill throughput averaged 89,400 tons per day exceeding the name plate capacity by 5% and the best quarterly average for Gibraltar. Copper recoveries of 77% were primarily impacted by the lower grade and are also expected to improve as consistency and quality of the Gibraltar pit ore improves at depth.

A total of 23.2 million tons were mined in the third quarter as mining operations were focused in the Gibraltar pit. The strip ratio of 1.5 was lower than prior quarter as stripping activity in Pollyanna was minimal and ore stockpiles increased by 1.0 million tons in the third quarter.

*Non-GAAP performance measure. See end of news release

REVIEW OF OPERATIONS – CONTINUED

Total site costs* at Gibraltar of $71.0 million (which includes capitalized stripping of $1.1 million) for Taseko’s 75% share were $10.0 million higher than the third quarter of 2021 due to higher diesel prices (56% higher than 2021) and with grinding media and other input costs also increasing.

Molybdenum production was 324 thousand pounds in the third quarter due to lower grades. At an average molybdenum price of US$16.10 per pound, molybdenum generated a by-product credit per pound of copper produced of US$0.15 in the third quarter.

Off-property costs per pound produced* were US$0.35 for the third quarter reflecting higher ocean freight costs (including bunkers) and increased treatment and refining charges (TCRC) compared to the same quarter in the prior year.

Total operating costs per pound produced (C1)* were US$2.72 for the quarter and were US$1.15 per pound higher than the third quarter last year as shown in the bridge graph below:

Of the US$1.15 variance in C1 costs in the third quarter of 2022 compared to the prior year quarter, US$0.46 was due to decreased copper production, US$0.35 was due to less mining and other costs being capitalized, US$0.11 was due to lower molybdenum production, US$0.26 was due to inflation arising from increased prices for diesel, grinding media, explosives and other site costs, US$0.06 was due to higher treatment and refining charges, and partially offset by a weakening Canadian dollar impact of US$0.09.

GIBRALTAR OUTLOOK

Ore from the Gibraltar pit will be the primary source of mill feed for the fourth quarter and for 2023. Copper production in the fourth quarter is expected to improve by approximately 10% over the third quarter and continue at those higher production rates into 2023 as mining progresses deeper into the Gibraltar pit. Stripping activities for the new Connector pit will also commence in 2023. The primary crusher for Mill 1 which overlays the Connector zone is scheduled to be moved to its new location in the third quarter of 2023.

*Non-GAAP performance measure. See end of news release

GIBRALTAR OUTLOOK - CONTINUED

The Company currently has copper price collar contracts in place that secure a minimum copper price of US$3.75 per pound for a substantial portion of its attributable production until June 30, 2023. The Company has also executed price caps for its share of diesel purchases. Improving production combined with this copper hedge and diesel price protection program should continue to provide the foundation for stable financial performance and operating margins at the Gibraltar mine over the coming quarters.

FLORENCE COPPER

Once in commercial production, Florence Copper is expected to have the lowest energy and greenhouse gas-intensity (“GHG”) of any copper producer in North America, and will contribute to reducing the United States’ reliance on foreign producers for a metal considered to be foundational for the transition to a low-carbon economy. It is a low-cost copper project with an annual production capacity of 85 million pounds of copper over a 21-year mine life. With the expected C1* operating cost of US$1.10 per pound, Florence Copper will be in the lowest quartile of the global copper cost curve and will have one of the smallest environmental footprints of any copper mine in the world with carbon emissions, water and energy consumption all dramatically lower than a conventional mine.

The Company has successfully operated a Production Test Facility (“PTF”) since 2018 at Florence to demonstrate that the in-situ copper recovery (“ISCR”) process can produce high quality cathode while operating within permit conditions.

The next phase of Florence Copper will be the construction and operation of the commercial ISCR facility with an estimated capital cost of US$230 million (including reclamation bonding and working capital) based on the Company’s published 2017 NI 43-101 technical report. At a conservative copper price of US$3.00 per pound, Florence Copper is expected to generate an after-tax internal rate of return of 37%, an after-tax net present value of US$680 million at a 7.5% discount rate, and an after-tax payback period of 2.5 years.

In December 2020, the Company received the Aquifer Protection Permit (“APP”) from the Arizona Department of Environmental Quality (“ADEQ”). During the APP process, Florence Copper received strong support from local community members, business owners and elected officials.

The other required permit is the Underground Injection Control permit (“UIC”) from the U.S. Environmental Protection Agency (“EPA”), which is the final permitting step required prior to construction of the commercial ISCR facility. On September 29, 2022, the EPA concluded its public comment period on the draft UIC it issued following a virtual public hearing that was held on September 15, 2022. Public comments submitted to the EPA have demonstrated strong support for the Florence Copper project among local residents, business organizations, community leaders and state-wide organizations. Over 98% of written comments to the EPA were supportive of the project and supplement the unanimous public support voiced at the EPA’s public hearing. Taseko has reviewed all of the submitted comments and is confident they will be fully addressed by the EPA during their review, prior to issuing the final UIC permit.

*Non-GAAP performance measure. See end of news release

FLORENCE COPPER - CONTINUED

Detailed engineering and design for the commercial production facility was substantially completed in 2021 and procurement activities are well advanced with the Company having awarded and procured the key contract for the major processing equipment associated with the solvent extraction and electrowinning (“SX/EW”) plant. The Company has incurred $79.6 million of costs for Florence in the nine month period ended September 30, 2022 and most of ordered SX/EW plant equipment is expected to be on site by the end of year. Florence Copper also has outstanding purchase commitments of $16.4 million as at September 30, 2022. Deploying this strategic capital and awarding key contracts has assisted with protecting the project execution plan including against supply chain challenges, mitigated inflation risk and should ensure a smooth transition into construction once the final UIC permit is received.

LONG-TERM GROWTH STRATEGY

Taseko’s strategy has been to grow the Company by acquiring and developing a pipeline of complementary projects focused on copper in stable mining jurisdictions. We continue to believe this will generate long-term returns for shareholders. Our other development projects are located in British Columbia.

Yellowhead Copper Project

Yellowhead Mining Inc. (“Yellowhead”) has an 817 million tonnes reserve and a 25-year mine life with a pre-tax net present value of $1.3 billion at an 8% discount rate using a US$3.10 per pound copper price based on the Company’s 2020 NI 43-101 technical report. Capital costs of the project are estimated at $1.3 billion over a 2-year construction period. Over the first 5 years of operation, the copper equivalent grade will average 0.35% producing an average of 200 million pounds of copper per year at an average C1* cost, net of by-product credit, of US$1.67 per pound of copper. The Yellowhead copper project contains valuable precious metal by-products with 440,000 ounces of gold and 19 million ounces of silver with a life of mine value of over $1 billion at current prices.

The Company is preparing to advance into the environmental assessment process and is undertaking some additional engineering work in conjunction with ongoing engagement with local communities including First Nations. The Company is also collecting baseline data and modeling which will be used to support the environmental assessment and permitting of the project.

New Prosperity Gold-Copper Project

In December 2019, the Tŝilhqot’in Nation, as represented by the Tŝilhqot’in National Government, and Taseko entered into a confidential dialogue, with the involvement of the Province of British Columbia, to try to obtain a long-term resolution to the conflict regarding Taseko’s proposed gold-copper mine currently known as New Prosperity, acknowledging Taseko’s commercial interests and the Tŝilhqot’in Nation’s opposition to the project.

*Non-GAAP performance measure. See end of news release

LONG-TERM GROWTH STRATEGY - CONTINUED

The dialogue was supported by the parties’ agreement on December 7, 2019 to a one-year standstill on certain outstanding litigation and regulatory matters that relate to Taseko’s tenures and the area in the vicinity of Teẑtan Biny (Fish Lake). The standstill was extended on December 4, 2020, to continue what was a constructive dialogue that had been delayed by the COVID-19 pandemic. The dialogue is not complete but it remains constructive, and in December 2021, the parties agreed to extend the standstill for a further year so that they and the Province of British Columbia can continue to pursue a long-term and mutually acceptable resolution of the conflict.

Aley Niobium Project

Environmental monitoring and product marketing initiatives on the Aley niobium project continue. The converter pilot test is ongoing and is providing additional process data to support the design of the commercial process facilities and will provide final product samples for marketing purposes.

The Company will host a telephone conference call and live webcast on Friday, November 4, 2022 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. After opening remarks by management, there will be a question and answer session open to analysts and investors.

The conference call may be accessed by dialing 416-764-8688 in Canada, 888-390-0546 in the United States, 08006522435 in the United Kingdom, or online at tasekomines.com/investors/events.

For further information on Taseko, please see the Company's website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations – 778-373-4554, toll free 1-800-667-2114

Stuart McDonald

President & CEO

No regulatory authority has approved or disapproved of the information in this news release.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs are calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by subtracting by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2022 Q3	2022 Q2	2022 Q1	2021 Q4	2021 Q3
Cost of sales	84,204	90,992	89,066	57,258	65,893
Less:
Depletion and amortization	(13,060)	(15,269)	(13,506)	(16,202)	(17,011)
Net change in inventories of finished goods	2,042	(3,653)	(7,577)	13,497	762
Net change in inventories of ore stockpiles	3,050	(3,463)	(3,009)	4,804	6,291
Transportation costs	(6,316)	(4,370)	(5,115)	(4,436)	(5,801)
Site operating costs	69,920	64,237	59,859	54,921	50,134
Less by-product credits:
Molybdenum, net of treatment costs	(4,122)	(3,023)	(3,831)	(7,755)	(8,574)
Silver, excluding amortization of deferred revenue	25	36	202	(330)	300
Site operating costs, net of by-product credits	65,823	61,250	56,230	46,836	41,860
Total copper produced (thousand pounds)	21,238	15,497	16,024	21,590	25,891
Total costs per pound produced	3.10	3.95	3.51	2.17	1.62
Average exchange rate for the period (CAD/USD)	1.31	1.28	1.27	1.26	1.26
Site operating costs, net of by-product credits (US$ per pound)	2.37	3.10	2.77	1.72	1.28
Site operating costs, net of by-product credits	65,823	61,250	56,230	46,836	41,860
Add off-property costs:
Treatment and refining costs	3,302	2,948	2,133	1,480	3,643
Transportation costs	6,316	4,370	5,115	4,436	5,801
Total operating costs	75,441	68,568	63,478	52,752	51,304
Total operating costs (C1) (US$ per pound)	2.72	3.47	3.13	1.94	1.57

NON-GAAP PERFORMANCE MEASURES - CONTINUED

Total Site Costs

Total site costs is comprised of the site operating costs charged to cost of sales as well as mining costs capitalized to property, plant and equipment in the period. This measure is intended to capture Taseko’s share of the total site operating costs incurred in the quarter at the Gibraltar mine calculated on a consistent basis for the periods presented.

(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2022 Q3	2022 Q2	2022 Q1	2021 Q4	2021 Q3
Site operating costs	69,920	64,237	59,859	54,921	50,134
Add:
Capitalized stripping costs	1,121	11,887	15,142	12,737	10,882
Total site costs	71,041	76,124	75,001	67,658	61,016

Adjusted net income (loss)

Adjusted net income (loss) removes the effect of the following transactions from net income as reported under IFRS:

  Unrealized foreign currency gains/losses;
  Unrealized gain/loss on derivatives; and
  Loss on settlement of long-term debt and call premium, including realized foreign exchange gains.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

(Cdn$ in thousands, except per share amounts)	2022 Q3	2022 Q2	2022 Q1	2021 Q4
Net income (loss)	(23,517)	(5,274)	5,095	11,762
Unrealized foreign exchange (gain) loss	28,083	11,621	(4,398)	(1,817)
Unrealized (gain) loss on derivatives	(72)	(30,747)	7,486	4,612
Estimated tax effect of adjustments	19	8,302	(2,021)	(1,245)
Adjusted net income (loss)	4,513	(16,098)	6,162	13,312
Adjusted EPS	0.02	(0.06)	0.02	0.05

(Cdn$ in thousands, except per share amounts)	2021 Q3	2021 Q2	2021 Q1	2020 Q4
Net income (loss)	22,485	13,442	(11,217)	5,694
Unrealized foreign exchange (gain) loss	9,511	(3,764)	8,798	(13,595)
Realized foreign exchange gain on settlement of long-term debt	-	-	(13,000)	-
Loss on settlement of long-term debt	-	-	5,798	-
Call premium on settlement of long-term debt	-	-	6,941	-
Unrealized (gain) loss on derivatives	(6,817)	370	802	586
Estimated tax effect of adjustments	1,841	(100)	(3,656)	(158)
Adjusted net income (loss)	27,020	9,948	(5,534)	(7,473)
Adjusted EPS	0.10	0.04	(0.02)	(0.03)

NON-GAAP PERFORMANCE MEASURES - CONTINUED

Adjusted EBITDA

Adjusted EBITDA is presented as a supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results. Issuers of “high yield” securities also present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance. Certain items of expense are added and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company’s underlying operating results for the reporting periods presented or for future operating performance and consist of:

  Unrealized foreign exchange gains/losses;
  Unrealized gain/loss on derivatives;
  Loss on settlement of long-term debt (included in finance expenses) and call premium;
  Realized foreign exchange gains on settlement of long-term debt; and
  Amortization of share-based compensation expense.

(Cdn$ in thousands)	2022 Q3	2022 Q2	2022 Q1	2021 Q4
Net income (loss)	(23,517)	(5,274)	5,095	11,762
Add:
Depletion and amortization	13,060	15,269	13,506	16,202
Finance expense	12,481	12,236	12,155	12,072
Finance income	(650)	(282)	(166)	(218)
Income tax expense	3,500	922	1,188	9,300
Unrealized foreign exchange (gain) loss	28,083	11,621	(4,398)	(1,817)
Unrealized (gain) loss on derivatives	(72)	(30,747)	7,486	4,612
Amortization of share-based compensation expense (recovery)	1,146	(2,061)	3,273	1,075
Adjusted EBITDA	34,031	1,684	38,139	52,988

(Cdn$ in thousands)	2021 Q3	2021 Q2	2021 Q1	2020 Q4
Net income (loss)	22,485	13,442	(11,217)	5,694
Add:
Depletion and amortization	17,011	17,536	15,838	18,747
Finance expense (includes loss on settlement of long-term debt and call premium)	11,875	11,649	23,958	10,575
Finance income	(201)	(184)	(75)	(47)
Income tax (recovery) expense	22,310	7,033	(4,302)	(2,724)
Unrealized foreign exchange (gain) loss	9,511	(3,764)	8,798	(13,595)
Realized foreign exchange gain on settlement of long-term debt	-	-	(13,000)	-
Unrealized (gain) loss on derivatives	(6,817)	370	802	586
Amortization of share-based compensation expense	117	1,650	2,920	1,242
Adjusted EBITDA	76,291	47,732	23,722	20,478

NON-GAAP PERFORMANCE MEASURES - CONTINUED

Earnings (loss) from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in thousands)	2022	2021	2022	2021
Earnings from mining operations	5,510	66,670	26,729	118,091
Add:
Depletion and amortization	13,060	17,011	41,835	50,385
Earnings from mining operations before depletion and amortization	18,570	83,681	68,564	168,476

Site operating costs per ton milled

The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the Company’s site operations on a tons milled basis.

(Cdn$ in thousands, except per ton milled amounts)	2022 Q3	2022 Q2	2022 Q1	2021 Q4	2021 Q3
Site operating costs (included in cost of sales)	69,920	64,237	59,859	54,921	50,134

Tons milled (thousands) (75% basis)	6,172	5,774	5,285	5,523	5,576
Site operating costs per ton milled	$11.33	$11.13	$11.33	$9.94	$8.99

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•	uncertainties about the effect of COVID-19 and the response of local, provincial, federal and international governments to the threat of COVID-19 on our operations (including our suppliers, customers, supply chain, employees and contractors) and economic conditions generally and in particular with respect to the demand for copper and other metals we produce;
•	uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
•	uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
•	changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
•	the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
•	environmental issues and liabilities associated with mining including processing and stock piling ore; and
•	labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.